No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. purchased its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: July 7, 2010

[Translation]

June 8, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, 107-8556 Tokyo Takanobu Ito
President and Representative Director

Notice Concerning Results of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares as set forth in the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2, of the Company Law)

Honda Motor Co., Ltd. (the “Company”) purchased its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law, as follows.

As a result of the acquisition, all the acquisition of the Company’s own shares that was authorized under the resolution at the meeting of the board of directors held on May 14, 2010 have been completed.

Particulars

(1)	Period of acquisition:

From June 1, 2010 to June 4, 2010

(2)	Type of shares acquired:

Shares of Common Stock

(3)	Total number of shares acquired:

875,800 shares

(4)	Total amount of shares acquired:

2,428,040,200 yen

(5)	Method of acquisition:

Purchase on the Tokyo Stock Exchange

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on May 14, 2010

(1) Type of shares to be acquired:        Shares of Common Stock

(2) Maximum number of shares to be acquired:    3,500,000 shares

(3) Maximum amount of acquisition:        10 billion yen

(4) Period of acquisition:        Starting on May 19, 2010 and ending on June 4, 2010

Total number and amount of the Company shares acquired as of June 4, 2010, since the date of the resolution at the meeting of the board of directors held on May 14, 2010

Total number of shares acquired: 3,500,000 shares Total amount of shares acquired: 9,807,306,000 yen